EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY CAROLINAS

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$1,306	$1,295	$1,080	$1,065	$1,014
Fixed charges	450	464	412	402	329
Deduct:
Interest capitalized(a)	76	83	65	46	22

Total earnings (as defined for the Fixed Charges calculation)	$1,680	$1,676	$1,427	$1,421	$1,321

Fixed charges:
Interest on debt, including capitalized portions(a)	$437	$446	$395	$376	$314
Estimate of interest within rental expense	13	18	17	26	15

Total fixed charges	$450	$464	$412	$402	$329

Ratio of earnings to fixed charges	3.7	3.6	3.5	3.5	4.0

(a)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.